Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Interests Included in Oyu Tolgoi Investment Agreement

     VANCOUVER, Oct. 16 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") has reviewed the Investment
Agreement that was signed between Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN;
NASDAQ: IVN - "Ivanhoe Mines"), its subsidiary, Ivanhoe Mines Mongolia Inc.
LLC ("IMMI"), our largest shareholder Rio Tinto (NYSE: RTP; LSE: RIO.L; ASX:
RIO.AX) and the Mongolian government on October 06, 2009 and filed October 14,
2009 on SEDAR (www.sedar.com).
     Several key issues pertaining to the Investment Agreement have specific and beneficial impacts for Entree and its shareholders:

     <<
     -   This Investment Agreement provides long term stability for the Oyu
         Tolgoi project and enables the companies involved to operate within parameters that have been approved by the government of Mongolia

     -   This agreement paves the way for finalizing feasibility, development and mining studies of the many Oyu Tolgoi deposits, including
         Entree's Hugo North Extension and Heruga deposits

     -   Greater certainty is afforded to all stakeholders, with the agreement providing fiscal stability and reliable access to water, power, transportation and labour throughout the term

     -   The Entree-Ivanhoe Mines exploration licences (Shivee Tolgoi and
         Javhlant) which are subject to the joint venture are contained within the Contract Area covered by the Investment Agreement

     -   The conversion of the joint venture licences from mineral exploration licences to mining licences is a condition precedent to the
         Investment Agreement
     >>

     The Investment Agreement has an initial term of 30 years with the option to renew for an additional 20 years. Ivanhoe Mines is currently working on an updated Integrated Development Plan which will expand upon the original plan issued in 2005 and further clarify the next phases of development and eventual mining that is anticipated to begin in 2013. Current resources are expected to support open-pit and underground mining for at least 60 years and potential exists to expand the available resources, particularly on the Lookout Hill property which includes the joint venture ground.
     With the inclusion of the Mongolian Government as a partner and Rio
Tinto's recent endorsement of the project through the advanced settlement of the Tranche 2 private placement financing, strong support in the continued
long term success of the project is conveyed. These parties have acknowledged the projected mine life could be as much as 100 years and have a strong commitment to the ongoing success of this project and all have a vested interest in the future benefits of this outstanding opportunity.
     By successfully converting Entree's exploration licences to mining licences, exploration on this ground will no longer be controlled by the date of exploration licence expiration and the risk of licence forfeiture is removed. Mining licences have a 30 year term with two renewals of 20 years each possible. This allows the diligent and systematic exploration on these licences for new deposits to continue. Under the Entree-Ivanhoe Mines joint venture, Entree retains either a 20% or 30% carried interest, dependent on the depth of mineralization.
     The Investment Agreement has laid the foundation for the advancement of these rich deposits and has given assurance to the continued success of this project for its stakeholders: the people of Mongolia and the investors that have supported Ivanhoe Mines, Rio Tinto and Entree Gold.
     Entree will continue to review and evaluate the implications of the
Investment Agreement with respect to its Lookout Hill property and provide updates whenever possible.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds three exploration licenses comprising the 179,590 hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under agreements with Empirical Discovery
LLC, in Nevada through option agreements with HoneyBadger Exploration Inc. and
Bronco Creek Exploration Inc. and in British Columbia through an agreement with Taiga Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the development of the Oyu Tolgoi project and the conversion of the Shivee Tolgoi and Javlant exploration licence to mining licences. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 10:34e 16-OCT-09